KIRKLAND LAKE GOLD ANNOUNCES RECEIPT OF NOTICES FOR INVESTIGATION AND
IMPROVEMENT BY ENVIRONMENTAL PROTECTION AUTHORITY VICTORIA

Toronto, Ontario -- November 29, 2021 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today reported that the Company has been advised by the Environmental Protection Authority ("EPA") Victoria of the Victorian Government that the EPA has determined that low-level frequency noise (in the range of 16-20 Hz) is being emitted by the Fosterville Mine.

The EPA has provided the Company with a Notice to Investigate and an Improvement Notice focused on the low-level frequency noise which it believes is emanating from the mine. Included within the notices are stated timelines covering a period of just over two months for investigating and resolving the issue of low-frequency noise as well as reporting to the EPA on modifications introduced and new testing completed. In addition, the EPA has indicated to the Company that additional action may be taken by the EPA that could result in restrictions on the use of certain equipment, primarily surface ventilation fans and surface drill rigs in the south portion of the mining lease, during the night, while the remediation period is completed. The potential impact of such measures on the Fosterville operations, should they be introduced, is currently being investigated.

Management at Fosterville has been aware of concerns expressed by residents in recent months regarding low-level frequency noise and has taken steps to evaluate and address these concerns. As part of these efforts, Fosterville commissioned two independent studies on noise levels produced by the mine. The studies were completed by accredited noise and acoustic specialist firms based in Australia, with both studies concluding that all mine generated noise was within regulatory limits.

The Company is working with the EPA to better understand the grounds for the notices being issued and will take the necessary steps to ensure its operations are, and remain, in compliance with all relevant regulatory requirements.

ABOUT KIRKLAND LAKE GOLD LTD.

Kirkland Lake Gold Ltd. is a low-cost senior gold producer operating in Canada and Australia that is targeting 1,300,000 - 1,400,000 ounces of production in 2021. The production profile of Kirkland Lake Gold is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position, extensive management expertise and an overriding commitment to safe, responsible mining.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@kl.gold

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) anticipated impact associated with the notices received and the Company's ability to resolve the issue within the time periods provided;  (ii) the anticipated impact associated with further restrictions on the Fosterville Mine imposed by the EPA (iii) expectations regarding anticipated costs and production at the Fosterville Mine which may be further impacted by the restrictions imposed by the EPA;  (iv) expectations regarding the Company's ability to remediate and reduce further risks associated with the any current and future notices provided by the EPA on the timelines set out therein; and  (v) expectations for other economic, business, and/or competitive factors.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Fosterville Mine. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability to modify certain activities undertaken at the Fosterville Gold Mine in compliance with the EPA notices received; the ability to reduce the low frequency noise during the timelines provided; the potential impact of the notices with respect to anticipated production at the Fosterville Gold Mine; the potential impact on the Company's relationships with regulatory bodies, employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation, including the Environmental Protection Act 2017 (Vic) and applicable regulations; and the diversion of management time with respect to the investigation required in response to the notices received.  This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold with the Canadian securities regulators, including Kirkland Lake Gold's annual information form, financial statements and related MD&A for the financial year ended December 31, 2020, its interim financial reports and related MD&A for the period ended September 30, 2021 and its joint management information circular dated October 29, 2021 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com and www.sec.gov.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.